SOUTHWEST RENO CREEK

URANIUM PROPERTY

Campbell County, Wyoming

National Instrument 43-101

Mineral Resource Report

Prepared For:

Strathmore Minerals Corporation

Suite 700 – 1620 Dickson Avenue

Kelowna, B.C. V1Y 9Y2

CANADA

Prepared By:

Charles D. Snow, P.G. 1064 Wyoming

Consulting Geologist

April 15, 2008

#

TABLE OF CONTENTS

TABLE OF CONTENTS		1
LIST OF FIGURES		2
LIST OF TABLES		2
1.	SUMMARY	3
2.	INTRODUCTION AND TERMS OF REFERENCE	5
2.1	Purpose of Report	5
2.2	Terms of Reference	5
2.3	Sources of Information and Data	5
2.4	Extent of Author’s Field Involvement	5
2.5	Extent of Author’s Past Involvement	6
3.	DISCLAIMER	6
4.	PROPERTY DESCRIPTION AND LOCATION	6
4.1	Size and Location	6
4.2	Mining Claims	7
4.3	State of Wyoming Mineral Lease	7
4.4	Private Mineral Lease	7
4.5	Legal Surveys	10
4.6	Mineralized Areas, Surface Disturbance, Environmental Liability	10
4.7	Other Permits Required	10
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	10
5.1	Access	10
5.2	Climate, Vegetation and Soil Parameters	11
5.2.1	Climate	11
5.2.2	Vegetation	11
5.3	Physiography and Elevation	11
5.4	Surface Rights and the Stock Raising Homestead Act of 1916	13
6.	HISTORY	14
6.1	Ownership History of the Property	14
6.2	Exploration and Development Work Undertaken	15
6.3	Historical Mineral Resource Estimates and Their Reliability	17
6.4	Production History	18
7.	GEOLOGIC SETTING	18
7.1	Regional Geology	18
7.2	Regional Sedimentary Lithology	19
7.3	Local and Property Geology	22
7.3.1	Local Sedimentary Package	22
7.4	Hydrology	23
8.	DEPOSIT TYPES	23
9.	MINERALIZATION	23
9.1	Summary	23
9.2	Geologic Controls	24
10.	EXPLORATION	26
11.	DRILLING	26
12.	SAMPLE METHOD AND APPROACH	26
12.1	Gamma-ray Logs	26
12.2	Disequilibrium	27
12.3	Drill Cuttings	27
13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY	27
14.	DATA VERIFICATION	27
15.	ADJACENT PROPERTIES	27
16.	MINERAL PROCESSING AND METALLURGICAL TESTING	28
17.	MINERAL RESOURCE AND MINERAL RESERVES ESTIMATES	28
18.	OTHER RELEVANT DATA AND INFORMATION	31
18.1	Exploration Potential	31
18.2	In-situ Recovery Consideration	31
18.3	Strathmore Minerals and American Uranium Corp Inc. Joint Venture Agreement	31
19.	INTERPRETATIONS AND CONCLUSIONS	31
20.	RECOMMENDATIONS	32
21.	REFERENCES	33
22.	CERTIFICATE OF QUALIFICATION	34

LIST OF FIGURES

Figure 4-1	State of Wyoming: Southwest Reno Creek Property Location Map	8
Figure 4-2	Southwest Reno Creek Property: Property Location Map	9
Figure 5-1	State of Wyoming: Physiography	12
Figure 6-1	Southwest Reno Creek Property: Historical Drill Hole Location Map	16
Figure 7-1	Southwest Reno Creek Property: Powder River Basin Stratigraphic Column	21
Figure 9-1	Southwest Reno Creek Property: Mineralized Ore Body Map	25
Figure 17-1	Southwest Reno Creek Property: Mineral Resource Polygon Map	30

LIST OF TABLES

Table 6-1	Historical Resource Estimates (RAMC)	17
Table 15-1	Main Reno Creek Property: NI 43-101 Resource Estimates	28
Table 17-1	Mineral Resources: Measured, Indicated and Inferred	29

1.

SUMMARY

The Southwest Reno Creek Uranium Property, Campbell County Wyoming, totals approximately 2,700 acres and consists of 81 unpatented lode mining claims, a State of Wyoming Mineral Lease, and a mineral lease with a private party.  The Property was acquired over several stages from 2004 to 2007 by Strathmore Resources (US) Ltd., a Nevada Corporation and wholly-owned subsidiary of Strathmore Minerals Corp. TSX-V: STM (Strathmore).  The Property is located in the Pumpkin Buttes Uranium District, of the Powder River Basin, northeastern Wyoming, within Section 36, Township 43 North, Range 74 West (T43N, R74W), Section 31, T43N, R73W, Section 6, T42N, R73W, and Sections 1 and 12, T42N, R74W, Wyoming 6th Principal Meridian.

The host for known mineralization at the Property is the lower Wasatch Formation of Eocene age.  The Wasatch Formation is a fluvial sedimentary sequence deposited during a period of wet, subtropical climatic conditions as the Powder River Basin subsided and filled with synorogenic deposits during the Laramide orogeny.  The major source of the sands was from highlands to the south and southwest of the basin.  Sediments were laid down by meandering streams which deposited channel and point bar deposits that fine upwards through the sequence.  In addition to the medium- and coarse-grained sands, there are lesser amounts of overbank deposits of clay and siltstones, carbonaceous shale, and thin coal seams.  The Wasatch Formation at the Property lies nearly horizontal, dipping less than ½° to the northwest.

The lower Wasatch Formation sands hosting the uranium mineralization are commonly trough cross-bedded, graded sequences fining upward from very coarse at the base to fine grained at the top, representing sedimentary cycles from five to twenty feet thick.  Stacking of depositional cycles resulted in sand bodies up to 200 feet thick however the uranium mineralization seldom exceeds 30 feet thick.  The mineralization was produced by the down-gradient movement of oxidizing, groundwater solutions flowing through arkosic-rich sands and tuffaceous sediments.  The uranium was precipitated where (oxidation-reduction contact) the action of pyrite-rich sediments and carbonaceous materials developed a reducing environment.  The uranium mineralization is contained in typical Wyoming roll-front deposits that are highly sinuous in map view.

The Southwestern Reno Creek Property was extensively drilled (>800 bore holes) and explored during the 1970s through the early 1980s.  The Tennessee Valley Authority (TVA), its subsidiaries and other mining companies began drilling on and adjacent to the Southwest Reno Creek Property in the 1970s, and by the early 1980s, at least 695 exploratory bore holes were completed on the portion of the Property detailed in this report.  This previous drilling occurred on mostly 100 foot centers within drilled fence-lines of 200 feet apart along the main trend of the mineralization, with exterior drilling having occurred on 200 to 400 foot centers.  Significant uranium mineralization was encountered at depths of 270-450 feet, lying beneath the local groundwater table.

Historical resource estimates for the Southwest Reno Creek Property are available.  TVA generated an estimate for Section 36, and Rio Algom Mining Company (RAMC) calculated resource estimates for the Claim Group (Sections 1, 6, 12) immediately to the south, in addition to one for Section 36.  An historical resource estimate for the private mineral holdings at Section 31 was not discovered in Strathmore’s records.

For Section 36, TVA estimated a contained resource of 1,300,000 tons of ore grading 0.05% eU3O8 for a total of 1,300,000 pounds eU3O8.  In 1990, as part of their resource evaluation of TVA’s Wyoming holdings, RAMC calculated their own estimates for Section 36 and the Claim Group properties controlled by TVA.  For Section 36, RAMC estimated 402,200 tons of ore grading 0.062% eU3O8 for a measured resource of 497,000 pounds eU3O8.  In addition, RMAC estimated a “potential” resource of 400,000 pounds, giving a total resource of 897,900 pounds for Section 36.  On the Claim Group, RAMC estimated 335,400 tons of ore grading 0.072% eU3O8 for a measured resource of 484,100 pounds eU3O8.  In addition, RAMC estimated a “potential” resource of 350,000 pounds for a total resource of 834,100 pounds eU3O8 contained within the Claim Group.  However, the historical estimate of RAMC’s for the Claim Group contains a small amount of ore that does not lie beneath the current Property.  This issue is resolved in the new resource calculations for the Claim Group presented in this report.

This report is a summary of newly calculated mineral resources.  Mineral resources are not mineral reserves as defined by National Instrument 43-101 and are not demonstrated here economically.  For this report, Measured, Indicated, and Inferred mineral resources were calculated by the perpendicular-bisector polygon method using bisectors one-half the distance between the nearest drill-hole locations.  The resulting polygons were capped at a 100ft x 100ft (10,000ft2) area of influence (AOI) for the Measured resource class, at a 200ft x 200ft (40,000 ft2) AOI for the Indicated resource class, and at a 400ft x 400ft (160,000 ft2) AOI for the Inferred resource class.  A tonnage factor of 16 cubic feet per ton was used for the host sandstone in addition to a minimum grade cutoff of 0.03% eU3O8.  The resources were then calculated at a grade x thickness (GT) product of 0.3.  The grade and GT parameters were selected because it is recognized that low grade, thick deposits can be successfully mined using the in-situ recovery (ISR) method.  A summary of the estimated mineral resources are tabulated below:

Southwest Reno Creek Property: Combined Resource Estimates

Resource	Tons	Grade %	Pounds	Ave. Thickness	Ave. GT
Measured	932,474	0.074	1,385,025	11.1	0.82
Indicated	1,658,469	0.065	2,141,470	11.6	0.75
TOTAL (M+I)	2,590,943	0.068	3,526,495	11.4	0.78
Inferred	1,163,130	0.057	1,327,635	11.4	0.65

It is recommended that Strathmore perform work to determine the economic viability of the Southwest Reno Creek project and to convert the mineral resources to Canadian Institute of Mining (CIM) compliant Mineral Reserve estimates.  It is also recommended to:

1.

Acquire any additional drill logs and other pertinent data not currently held by Strathmore that may be available for the Property.

2.

Perform metallurgical studies of the ore-bearing sandstone including the collection of core samples for amenability leach studies.

3.

Perform necessary mine permitting activities (floral/faunal, cultural, etc) and hydrologic studies including pump tests and determination of current ground water levels and qualities.

4.

Acquire additional properties of interest to consolidate Strathmore’s holdings.

5.

Test by drilling the western half of Section 31 for continuity of uranium mineralization from the west, south and northeast.

6.

Complete a bankable feasibility study for a planned in-situ recovery operation (satellite and/or centralized facility).

2.

INTRODUCTION AND TERMS OF REFERENCE

2.1

Purpose of Report

Strathmore Resources (US) Ltd., a Nevada Corporation and wholly-owned subsidiary of Strathmore Minerals Corp. TSX-V: STM (Strathmore) requested that the author prepare a technical report for the Southwest Reno Creek Uranium Property (SWRC or Property), Campbell County Wyoming, in compliance with the requirements of the Canadian National Instrument 43-101 and 43-101F.  The Southwest Reno Creek Property lies immediately southwest of Strathmore’s Main Reno Creek Property that was detailed in a recently published NI 43-101 technical report (Snow, 2008).  This technical report addresses the Southwest Property’s geology, uranium mineralization, and historical exploration work.  In addition, this report includes the results of new resource (measured, indicated, and inferred) estimations that meet the Canadian Institute of Mining (CIM) standards for reporting to the Canadian Securities Administration.

2.2

Terms of Reference

Units of measurement unless otherwise indicated are feet (ft), miles, acres, pounds avoirdupois (lbs.), and short tons (2,000 lbs.).  Uranium is expressed as % U3O8, the standard market unit.  Values reported for historical resources and the new mineral resources reported here are % eU3O8 (equivalent U3O8 by calibrated geophysical logging unit).  AOI refers to Area of Influence in square feet.  ISR refers to in-situ recovery, also termed ISL or in-situ leach.  Unless otherwise indicated, all references to dollars ($) refer to the United States currency.  Additional units of measurement are tabulated as follows:

Unit	Metric Equivalent
1 foot	0.3048 meters
1 inch	2.54 centimeters
1 pound (avdp.)	0.4536 kilograms
1 acre	0.4047 hectare

2.3

Sources of Information and Data

This technical report is based upon unpublished factual data including drill-hole maps, mineralized intercept data, resource calculations, and other information predominantly from the original files and records of Tennessee Valley Authority (TVA), and to a lesser extent from Rio Algom Mining Company (RAMC).  A portion of the data and map information for the SWRC and presented in this report were purchased from a private individual in February of 2008 and is in the possession of Strathmore.  Other files were discovered in the Company’s vast New Mexico uranium exploration/development database purchased from RAMC in 2004.  The files were researched and reviewed by the author in detail.  The quality of the data is excellent and was prepared by employees and consultants of these mining companies in the course of their normal exploration and development programs.

2.4

Extent of Author’s Field Involvement

The author has previously visited the Property in the field and is familiar with the historical work and present claim/lease status.

2.5

Extent of Author’s Past Involvement

The author worked in the Powder River Basin-Pumpkin Buttes area during 1962-64 conducting uranium exploration and development drilling.  Work included design and mining an open pit adjacent to State Route 50, circa eight miles to the northwest of this report area.  In the 1970s, the author reviewed and surveyed the exploration drilling conducted by Pathfinder Mines on the Pine Tree Project located four miles west of the mineralized area of this report.  The uranium mineralization at Pine Tree is within the same sand unit as the Southwest Reno Creek Property; the Wasatch Formation.  The Pine Tree Project is also controlled by Strathmore but it is not detailed in this report.

The author has 40 years of mining exploration and development experience, including over 22 years of uranium experience in the Gas Hills Uranium District, Wyoming, during the period of 1956 to 1978, as a Geologist, Mine Foreman, Chief Mine Engineer, and as Assistant Manager of Utah International/Pathfinder’s Exploration and Development Department.

The author completed on January 10, 2008, a NI 43-101 compliant technical report for the Main Reno Creek Property owned by Strathmore Minerals.  The report (Snow, 2008) is available for viewing on the System of Electronic Document Analysis and Retrieval website (www.sedar.com) of the Canadian Securities Administration and also on the Company’s website (www.strathmoreminerals.com).

3.

DISCLAIMER

The author has relied upon the unpublished company files and records of TVA and RAMC pertaining to the Property in the possession of Strathmore.  In the author’s opinion, the data collected by these mining companies was prepared in a professional manner in the course of exploring for and producing uranium, and that the data is reliable and meets the necessary standards for preparing and reporting new mineral resource estimates (Section 17).

4.

PROPERTY DESCRIPTION AND LOCATION

4.1

Size and Location

The SWRC, totaling approximately 2,700 acres, consists of unpatented lode mining claims, a State of Wyoming Mineral Lease, and a Mineral Lease with a private party.  The 81 unpatented lode mining claims (BFR 1-18, 21-83) are located in Sections 1 (south-half) and 12 (All), T42N, R74W, and Section 6 (All), T42N, R73W; the State of Wyoming Mineral Lease (# 0-40866) takes up the entirety of Section 36, T43N, R74W; and the private mineral lease takes up the west half and the southeast quarter of Section 31, T43N, R73W, all within the Wyoming 6th Principal Meridian.

For this report, the lands (Secs. 1, 6, 12) on which the claims are located are termed the “Claim Group”, the land of the State of Wyoming Mineral Lease is termed “Section 36”, and the land of the Private Mineral Lease is termed “Section 31”.  Collectively, these lands are known as the Southwest Reno Creek Property (SWRC or Property).

The Property is located in northeastern Wyoming (Figure 4-1), lying along the eastern margin of the Pumpkin Buttes Uranium District.  On Figure 4-2 below, the western extent of the Main Reno Creek Property (as discussed in NI 43-101 report: Snow, 2008) is depicted in red outline to show its close proximity to the SWRC.

4.2

Mining Claims

The 81 unpatented mining claims (Figure 4-2) are located on split-title lands (see Section 5.4 for explanation) where the surfaces are owned by private landowners and the underlying minerals are owned by the federal government and administered by the U.S. Department of Interior’s Bureau of Land Management (BLM).  The claims are contiguous and consist of the following claim names and numbers:  BFR 1-18, 21-83 (Wyoming Mining Claim {WMC} 272826-272861, 289311-289355)   The claims are listed on the BLM Geographic Index Report (LR2000) with location dates of December 15, 2005 (BFR 1-18, 21-38) and July 10, 2007 (BFR 39-83) with a current assessment year of 2008.  A copy of the letter from Strathmore to the BLM, dated August 13, 2007, enclosing payment of Annual Claim Maintenance Fees for the assessment year beginning September 1, 2007 for all of Strathmore’s Wyoming claims, including claims BFR 1-18, 21-83, was examined by the author.

A copy of the notarized and recorded Affidavit of Annual Mining Claim Maintenance Fee Payment for the assessment year beginning September 1, 2007 dated December 11, 2007 on behalf of Strathmore Resources (US) Ltd. for the claims BFR 1-18, 21-83 was also examined.  The Affidavit was stamped as recorded on December 18, 2007 by the Office of the Clerk, Campbell County Wyoming, under Instrument # 903955 and recorded in Book 107, Pages 621-636.

Copies of the original Claim Location Notices were also examined.  The claims BFR 1-18 and 21-38 were staked and recorded in 2005 and claims BFR 39-83 were staked and recorded in 2007; all in the name Strathmore Resources (US) Ltd.

Holding costs of the unpatented lode mining claims include a claim maintenance fee of $125.00 per claim payable to the BLM on or before September 1 of each calendar year and those for recording an affidavit and Notice of Intent to hold with the Office of the Clerk, Campbell County Wyoming.  County filing fees for documents is $8.00 for the first page and $3.00 per page thereafter, with up to 10 sections of land noted per document.  The above BLM maintenance fees will be due again before September 1, 2008, and each year thereafter, the affidavit and Notice of Intent fees will be due again before December 31, 2008, and each year thereafter, with both as modified by future legislation.

4.3

State of Wyoming Mineral Lease

The State of Wyoming Mineral Lease (#0-40866) makes up the entirety (640 acres) of the Section 36, T43N, R74W (Figure 4-2), in addition to Section 16, T43N, R74W to the northwest of the Property.  Although part of the Lease #0-40866, Section 16 is not detailed in this report.

Lease #0-40866 was obtained by David Miller, now CEO of Strathmore Minerals Corp., on June 2, 2004.  The terms of the lease are in effect for a period of 10 years, expiring on June 1, 2014.  Lease payment of $1.00 per acre is required for years 1-5 and $2.00 per acre for years 6-10, with renewal thereof and after commercial discovery.

Royalties to the State of Wyoming shall be based on the total arms-length consideration received for uranium products sold for shipping point, a royalty of 5% of the quantity of gross realization value of the uranium/U3O8 (uranium ore).

4.4

Private Mineral Lease

The Private Mineral Lease (Figure 4-2) for Section 31 (W½, SE¼) T43N, R73W, was entered into by Strathmore with mineral owners in 2006.  The terms and conditions of the private lease were not disclosed, due to competitive reasons.

Figure 4-1

State of Wyoming:  Southwest Reno Creek Property Location Map

Montana
S. Dakota
Wyoming
Idaho
Utah
Nebr.
Colorado
Riverton
Casper
Cheyenne
Salt Lake City
Pine Tree - Reno Creek
Miles
0 50 100 200
Campbell
Johnson
Weston
Christensen Ranch
Wright
Southwest Reno Creek Property
387
Pumpkin Buttes Uranium District
CR 31
59
Highland - Smith Ranch
Natrona
Converse
Niobrara
Glenrock
Casper
Douglas
18
87
20
25
Kilometers
Miles

Strathmore Resources (US), Ltd.
Southwest Reno Creek Property
Campbell County, WY

Drafted by DRF
4/1/2008

Figure 4-2

Southwest Reno Creek Property:  Property Location Map

R 74 W
R 73 W
T 43 N
T 42 N
Main Reno Creek Property
NI 43-101 Technical Report
Snow, 2008
Section 36
(State Lease: #0-40866)
Section 31
(Private Lease)
Claim Group
(Secs. 1, 6, 12)
SW Reno Ck Property Boundary
Strathmore State Lease (Sec. 36)
Strathmore Private Lease (Sec. 31)
Claim Group (BFR-1-18, 21-83)
Main Reno Ck Property Boundary
N
Scale 1:32,000
Strathmore Resources (US) Ltd.
SW Reno Creek Property
T 42-43 N - R 73-74 W
Campbell County, WY
Drafted: T.A. Osier (31Mar08)

4.5

Legal Surveys

No known mineral surveys to advance the Property toward Patent have been executed.

4.6

Mineralized Areas, Surface Disturbance, Environmental Liability

The uranium deposits on the SWRC are shallow dipping (~½°) to the northwest and lie at depths of 270-450 feet from the surface.  The majority of the mineralization lies below 300 feet.  There is no surface expression of the deposits; therefore all information and data defining the mineralization is from exploratory drill holes.  To the best of the author’s knowledge, there has been no full-scale mining production of the SWRC deposits.  There has been previous surface disturbance and subsequent reclamation consisting of drill roads and drill pads.  Where examined, the drill pits had been backfilled and leveled, the sites reclaimed, and drill holes abandoned in an appropriate fashion as dictated by state law.  The status of the drill hole abandonment (plugging) in the historical data is unknown and will need to be addressed prior to any future in-situ recovery operations otherwise excursion of the recovery lixiviants may lead to potential extraction and regulatory difficulties.

In Wyoming, there are drill hole plugging requirements for all drill holes that encounter water.  Forms describing the method of plugging and other required information must be submitted to the Wyoming’s State Engineer’s Office and State Department of Environmental Quality, Land Quality Division, (WY DEQ) within 365 days of encountering water in the bore hole.

A new drilling program will require an approved exploration permit from the WY DEQ under the Cooperative Agreement between the State and the BLM (43 CFR 3809).

4.7

Other Permits Required

In addition to the above surface and drilling permits required, any injection or pumping operations will require permits from the WY DEQ which has authority under the Safe Water Drinking Act that stems from a grant of primacy from the U.S. Environmental Protection Agency (EPA) for administering underground injection control programs in Wyoming.  Any uranium in-situ recovery plant operations with injection, production and monitor wells will require an extensive permitting procedure.  The Nuclear Regulatory Agency (NRC) has the responsibility to issue source material licenses to “receive title to, receive, possess, use, transfer, or deliver any source material after removal from its place of deposit in nature“ (CFR 40.1 and 40.3).  Source nuclear material is defined as uranium and/or thorium in any form, or ores containing 0.05% or more by weight uranium and/or thorium.  The NRC is required to implement National Environmental Policy Act (NEPA) regulations.  This procedure will require an approved Environmental Impact Statement (EIS) prior to any production activities.

To the best of the author’s knowledge, there are no current environmental permits for the project area.

5.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access

The Property is located approximately 80 highway miles northeast of Casper, 40 miles south of Gillette, and12 highway miles west of Wright (see Figure 4-1).  Access to the project area is excellent, with Wyoming Highway 387 passing through the Property boundary.  Well-maintained, graveled county and gas-oil field roads in conjunction with ranchers’ two-track trails provide good access for drilling locations (see Figure 4.2).

5.2

Climate, Vegetation and Soil Parameters

5.2.1

Climate

The Property climate is semi-arid and receives an annual precipitation of approximately 12-15 inches, the most falling in the form of late autumnal to early spring snows.  The summer months are usually hot, dry and clear except for infrequent heavy rains.  Because of the dry climate, all streams in the area are intermittent, with no perennial streams near the Property.  The annual mean temperature is 58.3°F; with the January mean being 24.8°F and the July mean of 70.5°F.  Temperature extremes range from -30°F to over 100°F (Dames and Moore, 1978).

5.2.2

Vegetation

Vegetation of the greater Reno Creek area is characteristic of the Shortgrass Prairie (Costello, 1954) and is located in the Saskatchewan biotic province (Dice, 1943) of central North America.  Range site investigations conducted by the U.S. Soil Conservation Service (USDA SCS) in Wyoming designated the area as Northern Plains with an average of 10-14 inches of annual precipitation.  A more recent study of major land resource areas conducted by the SCS designated the area as part of the Northern Rolling High Plains of the Western Great Plains Range and Irrigated Region.  The vegetation of the area is described by Dames and Moore (1978) as Grama-needlegrass-wheatgrass (Bouteloua-Stipa-Agropyron) with occurrences of Pine-Douglas Fir (Pinus-Pseudotsuga) communities (not found within the Property boundary).

Porter (1962) described vegetation of the area as grasslands covered by a “rather uniform stand of relatively tall grasses and forbs” represented by Needlegrass (Stipa sp.), Little Bluestem (Andropogon scoparius), Buffalograss (Buchloe dactyloides), and Blue Grama (Bouteloua gracilis).

According to mapped vegetation types, the Southwest Reno Creek Property lies almost entirely within the sagebrush type environment.  Undoubtedly site-specific variations occur and transitions between sagebrush and grassland communities will be present in the Property area.

5.3

Physiography and Elevation

The Powder River Basin is a north-south trending, intermontane, structurally-bounded basin.  The basin is bounded on the west by the Big Horn Uplift, to the southwest by the Casper Arch, to the south by the Laramie Uplift, to the southeast by the Hartville Uplift, and to the east by the Black Hills Uplift.  The basin is open to the north, extending into Montana (Figure 5.1).

The western extent of the Powder River Basin is drained by the Powder River whereas tributaries to the Belle Fourche and Cheyenne Rivers drain the eastern half of the basin.  The topographic highs of Pumpkin Buttes lie near the center of the drainage system, with runoff going to all three major rivers.  The Belle Fourche flows just to the west of the Property and drains the western portion of the Property by way of ephemeral, tributary streams.

Elevations at the Property range from 5,000 to 5,300 feet above sea level.  Low, rolling sagebrush-covered grasslands characterizes the area, with scattered intermittent drainages sometimes producing steep channel walls.  The Pumpkin Buttes, located 10 miles west-northwest of the Property, are the major topographic features in the area, reaching elevations over 6,000 feet.

Land use in the Reno Creek vicinity is dominated by cattle and sheep ranching.  Crops are limited to hay and forage.  Gas/oil field activity occurs in the area, with significant infrastructure in place.

Figure 5-1

State of Wyoming: Physiography

Yellowstone National Park
Absarokas
Big Horn Basin
Bighorn Mts.
Black Hills
Powder River Basin
Southwest Reno Creek Property
Tetons
Jackson Hole
Washakie R.
Owl Creek Mts.
Wind River Basin
Casper Arch
Wind River Range
Fold and Thrust Belt
Granite Mts.
Shirley Basin
Eastern Plains
Green River Basin
Great Divide Basin
Laramie Mts.
Shirley Mts.
Medicine Bow Mts.
Rock Springs Uplift
Sierra Madre
Washakie Basin

State of Wyoming: Physiography and Location of the Southwest Reno Creek Project

N
W
E
S
0
50
100
1" = 50 miles

Strathmore Resources (US) Ltd.
Southwest Reno Creek Property
T 42-43 N - R 73-74 W
Campbell County, Wyoming

5.4

Surface Rights and the Stock Raising Homestead Act of 1916

The BFR claims are located on private lands wherein the underlying minerals are owned by the federal government and administered by the U.S. Department of Interior’s Bureau of Land Management (BLM).  As part of the Stock Raising Homestead Act (SRHA) of 1916, lands that were not suitable for cultivation but were suitable for stock grazing were patented with the mineral rights retained by the government of the United States.  This act allows for the locating of mining claims atop federal minerals on privately held lands.  The lands on which the BFR claims lie were patented under the SRHA of 1916.

In 1993, the federal government amended the SRHA by requiring notification to the private landowners of intent to enter their lands to stake mineral claims with a Notice of Intent to Locate (NOITL).  This notice process entailed sending the appropriate documentation to the private landowners and the BLM.  Filing of a NOITL segregates the land from all forms of appropriation for 90-days for the party filing the NOITL.  As noted in BLM documents (see www.blm.gov), a NOITL must contain the following information:

Statutory Information (the following statutory information must be present on the NOITL)

•

Surface owner name and address.

•

Claimant name and address.

•

Legal description of the lands covered by the NOITL.  The legal description shall be based on the public land survey or other sufficient description so that the NOITL can be noted to the public land status records.

•

A map of the lands subject to mineral exploration.

•

Dates of when exploration and/or location of claims will begin and end.

Regulatory Information (the NOITL must have the following regulatory information)

•

$25.00 service fee.

•

Proof of ownership.  A copy of the county records showing who is paying the taxes on the property is sufficient proof of ownership.  A certificate of title or proof of title insurance will also be accepted.

•

A copy of the certified mail receipt card proving the surface owner was served a copy of the NOITL.

•

The telephone number of the surface owner.

•

The telephone number of the claimant.

•

Total number of acres covered by the NOITL.

•

Brief description of proposed mineral activity.

•

Map showing access routes.

In addition to the above, provisions of the NOITL include:

•

All land covered by the NOITL must be owned by the same person or group.  In order for one NOITL to be accepted for multiple surface owners, all owners must jointly own the land described in the NOITL, otherwise individual NOITLS will need to be filed with each property owner.

•

Each claimant is allowed 1,280 acres covered by NOITLs per surface owner.  The maximum acreage that may be covered by NOITLs for a single claimant is 6,400 acres statewide at any time.

•

Serving the surface owner does not start the 90-day segregation period.  The segregation is not effective until the BLM accepts and posts the NOITL.

•

The 90-day segregation period ends on the 90th day even if it falls on a weekend or a holiday.

•

The claimant must wait 30 days after the date the owner signs the certified mail receipt card to begin exploration and staking claims.  The claimant is not allowed to enter the land covered by the NOITL during this 30-day period.  The claimant may explore and stake mining claims during the remainder of the segregation period, approximately 60 days.

For future exploration/development activities, surface damage provisions will be needed with the land owners and a Notice of Intent and/or Plan of Operations must be submitted to the BLM prior to exploration and development drilling/construction activities.  The BLM has 60 days from receipt of the Notice of Intent to approve the Plan, or notify the claimant/operator of any deficiencies with the Plan.  The 60-day time frame to approve the Plan may be extended for an unspecified amount of time if necessary to comply with other applicable requirements of law.  Additionally, a reclamation bond shall be filed and maintained with the BLM State office, pending final reclamation of the project area.

6.

HISTORY

6.1

Ownership History of the Property

The ownership history of the SWRC is complex, related to the nature of the differing mineral/surface ownerships of the sections in question.  Utah International (now Pathfinder, a subsidiary of Areva) staked the lands known as the Claim Group in late 1967 and early 1968.  It is unknown if Utah Intl. drilled and explored on the Property, nor when American Nuclear Corporation (ANC) acquired the claims from Utah Intl. Lastly, it is unknown (e.g. actual dates) when ANC, TVA or her associated subsidiaries commenced drilling on the Property.  However, by the mid 1980s, these operators had delineated several miles of roll front uranium deposits by exploration drilling and subsequently estimated contained mineral resources (Section 6.3 below).

In 1984, as part of their Exchange Agreement with ANC, TVA acquired the rights to ANC’s properties in the SWRC area; the State Mineral Lease for Section 36 and the historical claims that make up the present Claim Group property (in addition to other land holdings of TVA’s not detailed in this report).  The lands of Section 31 were controlled and explored by Rocky Mountain Energy (RME) during this same period of time.

In 1990, as part of their evaluation of all of TVA’s Wyoming uranium holdings, RAMC calculated their own resource estimates for TVA’s holdings, including for those portions of the SWRC detailed in this report.  However, RAMC did not carry through with their purchase of TVA’s holdings.  In 1994, Power Resources Inc. (now Cameco Resources) completed the purchase of TVA’s uranium holdings in the Gas Hills Uranium District, Wyoming (T.P. Powell, pers. comm., 2008), in addition to those holdings of TVA’s in the Powder River Basin.  By 2003, with the depressed price of uranium concentrate, Power Resources subsequently dropped the claims and leases in the SWRC area.

In 2004, Strathmore initiated land acquisition in the Pumpkin Buttes Uranium District, on way to acquiring over 16,000 acres of uranium-hosting and highly prospective lands.  In June, 2004, David Miller (now CEO of Strathmore Minerals Corp) acquired the State of Wyoming Mineral Lease #0-40866 for Section 36.  In December 2005, Strathmore located the BFR 1-18 and 21-38 lode mining claims.  In 2006, Strathmore entered into a private lease for uranium and associated minerals for Section 31 (W½, SE¼).  Lastly, in July 2007, Strathmore located the BRF 39-83 claims.  All the BFR claims have been held continuously since their original dates of location, and are not encumbered by royalties.

In May 2007, Strathmore entered into a joint venture partnership with American Uranium Corporation Inc of Nevada, to bring the SWRC, and other claims/leases in the Pumpkin Buttes area not detailed in this report, to full-scale in-situ recovery operation.  The joint venture is detailed below (Section 18.3).

6.2

Exploration and Development Work Undertaken

Substantial historical exploration drilling was performed on the SWRC.  Beginning sometime in the 1970s and continuing into the mid 1980s, subsidiaries of TVA and other mining companies drilled 1,000s of exploration borings on the SWRC and other holdings not covered within this report.  Summary drill hole maps and data sheets show over 1,000 exploratory bore holes were drilled by TVA in the greater Property area, with at least 695 borings completed on that portion of lands detailed in this report (Figure 6-1 below).

Figure 6-1

Southwest Reno Creek Property:  Historical Dill Hole Location Map

R 74 W
R 73 W
T 43 N
T 42 N
23
24
19
20
21
26
25
30
29
28
35
36
31
32
33
2
1
6
5
4
11
12
7
8
9
14
13
18
17
16
Fourche
River
Belle

Historical Drill Hole Locations

- SW Reno Ck Property Boundary
- Main Reno Ck Property Boundary
- • Historical Drill Holes

N

0 750 1,500 3,000 4,500 6,000 Feet

Scale 1:32,000

Strathmore Resources (US) Ltd.
SW Reno Creek Property
T 42-43 N - R 73-74 W
Campbell County, WY

Drafted; T.A. Osier (31Mar08)

6.3

Historical Mineral Resource Estimates and Their Reliability

Historical resource estimates for the SWRC are available and tabulated (Table 6-1) below.  Due to the nature of the current mineral ownership, and the sinuosity of the roll-fronts, the historical resource estimates for the Claim Group include small portions of the ore body beneath adjacent lands not controlled by Strathmore.  Therein, it is difficult to separate the historical resources and assign ones to just Strathmore’s lands.  Regardless, the historical estimates indicate that significant mineralization is present at the Property controlled by Strathmore and that it, with the significant historical development/permitting activities (including successful pilot in-situ recovery and subsequent reclamation) described (Snow, 2008) and carried out on Strathmore’s Main Reno Creek Property immediately to the northeast, justifies future exploration, mine permitting, and development work to bring the SWRC to in-situ recovery production along with the Main Reno Creek Property.

The following historical resource estimates were taken from a 1990 RAMC document (unpublished).  The estimates were generated by RAMC geologists as part of their review process of TVA’s uranium assets per a potential purchase of TVA’s land holdings.  The resource estimates were based on the circle-tangent method using the following parameters:

Minimum Grade

0.03% U3O8

Minimum Thickness

3.0 feet

Density

17 ft3/ton

Disequilibrium Ratio

1.0

•

A grade x thickness (GT) cutoff of 0.30 was used on the leading edge of the roll fronts and 0.50 GT on the “limb” side.  Some of the thicker, low grade (0.02-0.03%) intercepts were used for Section 36.

•

Ore blocks were connected based on elevation of the mineralization that overlaps that of an adjacent hole.  Tie distances between ore holes were held to 300 feet along trend and 100 feet across trend although in a few instances of obvious continuity, longer distances were allowed.  Isolated holes were not included in the “Drill Indicated” calculation.  They became part of the basis for “Potential”.

•

The potential resource was subjectively determined from the degree of un-tied mineralization and the strength of the uranium mineralization.

Table 6-1      Historical Resource Estimates (RAMC)

Property	Tons	Grade %	Pounds	Thick	GT	Potential Lbs.	TOTAL
Claim Group	335,400	0.072	484,100	13.2	0.95	350,000	834,100
Sec. 36	402,200	0.062	497,900	12.7	0.79	400,000	897,900
TOTAL	737,600	0.067	982,000	12.9	0.86	750,000	1,732,000

In addition to the above resource estimates, an unpublished document from Rocky Mountain Energy (operator of the Main Reno Creek Property to the northeast) showed a resource estimate for Section 36 of 1,300,000 tons of ore grading 0.05% for a total of 1,300,000 pounds eU3O8.  This resource estimate could not be verified from other documents in Strathmore’s possession and is not considered here a reliable mineral resource as defined by NI 43-101 guidelines and should not be treated as such.  Lastly, a mineral resource estimate for the portion of the Property contained within Section 31, the Private Lease, is unavailable.  However, it is the author’s opinion that there is considerable exploration potential to find ore-grade uranium mineralization on Section 31 based on the uranium mineralization noted immediately to the west on Section 36, immediately to the south on the Claim Group, and the significant mineralization (see Table 15-1 below) noted on the Main Reno Creek Property 0.25 miles to the east (Snow, 2008).

6.4

Production History

There has been limited historical production (~200,000 lbs) in the greater Reno Creek area, consisting of shallow open pits and adits mined during mostly the 1950s.  The nearest full-scale production facility is located 25 miles to the northwest at the Irigaray/Christensen Ranch operations (see Figure 4.1).  The Christensen Ranch facility, an in-situ recovery operation, is currently idled but the operator, AREVA of France, is considering bringing the operation back on line in the near future.  The Smith Ranch facility of Cameco Resources, also an in-situ recovery operation, is located approximately 30 miles south of the Property (see Figure 4.1).  This operation produced approximately 1.5 million pounds of uranium concentrate in 2006 and is the only operating uranium mine in the state of Wyoming.

7.

GEOLOGIC SETTING

7.1

Regional Geology

During Paleozoic time the greater area of northeastern Wyoming lay beneath shallow marine waters overlying the Continental shelf.  Throughout this time, gentle subsidence of the shelf and intermittent uplifts were accompanied by the deposition of marine limestone, shale and sandstone.

Periods of mild oceanic regression and transgression began in the region during the late Paleozoic and increased in the Mesozoic.  These cycles resulted in the deposition of thin layers of marine sand and carbonates interbedded with coarse-grained, non-marine clastic sediments.

Following this long period of stability during the Mesozoic, tectonic forces of the late Paleocene to early Eocene Laramide orogeny (mountain building) began to affect the western continental margin and modify the landscape of central and eastern Wyoming (Seeland, 1988).  As a result of these tectonic forces, the Powder River Basin was the site of active subsidence surrounded by orogenic uplifts (Big Horn Mountains, Laramie Mountains, Black Hills, etc).  The Tullock Member of the Fort Union Formation (Section 7.2 below) marks the first evidence of basin downwarp and synorogenic filling.

Throughout the Paleocene the Big Horn, Laramie and Black Hills surrounding the Powder River Basin continued to uplift.  Erosion of these highlands sent clastic material which now constitutes upper members of the Fort Union Formation into the basinal flood plain.  Thick sequences of mudstone in the Lebo Shale Member around the margins of the basin indicate a typical Laramide depositional environment.  The Laramide orogeny was near its peak activity in Tongue River time as indicated by a marked increase in the formation of coarse sandstones.  A period of deformation and erosion accompanied by westward tilting of the basin preceded a final Laramide surge and gave rise to clastic rocks of the Wasatch Formation, the uranium-bearing host of interest in this report.

During the Oligocene, local volcanism in ranges surrounding the basin resulted in tuffaceous claystone, sandstone and conglomerate of the White River Formation.  Downwarping of the basin was completed in early Cenozoic time and subsidence of the enclosing mountain ranges after deposition of the White River caused local tilting of these and older beds toward the mountains.

Throughout the Miocene, most of Wyoming was an upland over which windblown sands were being deposited.  Erosion prevailed throughout most of the region during the Pliocene but locally tuffaceous clay and fresh water limestone were deposited in low lying, regional lakes.

In late Pliocene time the region again underwent uplift and, since the Pleistocene, has been undergoing exhumation.  Most of the White River Formation and much of the Wasatch Formation has been removed.  Remnants of the White River conglomerate resisted erosion to generate the high mesas of the Pumpkin Buttes.  Concurrently, upper Cenozoic and Quaternary gravels were deposited on terraces, flood plains and valley floors.  More recently, Holocene alluvium has filled channels eroded in the older rocks and windblown sand has formed dunes, predominantly in the southwest corner of the basin.

7.2

Regional Sedimentary Lithology

The Powder River Basin contains a sequence of rock ranging in age from the Precambrian to Recent (Figure 7-1 below).  The Precambrian igneous and metamorphic rocks are exposes in the mountains surrounding the Powder River Basin and progressively younger sedimentary rocks overly and thicken toward the center of the basin away from the mountain fronts.  Bedrock exposed within the basin and underlying the project area consists of sediments of late Cretaceous and Cenozoic in age.  The Cretaceous rocks include, from older to younger, the Pierre Shale, the Fox Hills Sandstone and the Lance Formation; the Cenozoic rocks consist of the Fort Union Formation of Paleocene age, the Wasatch Formation of late Paleocene to Eocene age, and the White River Formation of Oligocene age.  Younger Pleistocene and Holocene deposits of unconsolidated clay, silt, sand and gravel occur as terrace deposits and valley-fill alluvium along stream channel courses.  Figure 7-1 below presents a stratigraphic column of the sedimentary deposits underlying the Powder River Basin, from the Mississippian to Recent.

The Lance, Forth Union, Wasatch and White River formations are all known to contain economic amounts of uranium mineralization in Wyoming.  While the Wasatch Formation is the only sandstone of interest at Reno Creek, the following details the lithology of the other formations as well.

The Lance Formation, lying unconformably atop older, folded-faulted Mesozoic deposits, has been described as 1,000 to 3,000 feet of thinly-bedded, brown to gray sand and shale.  The upper part contains some dark carbonaceous shale and thin coal seams.

The Fort Union Formation conformably overlies the Lance Formation.  The Fort Union contains three members; the Tullock (lower), the Lebo Shale (middle) and the Tongue River (upper).  The Tullock Member consists of light gray to tan, massive to thin sandstone; dark gray and brown siltstone, shale, carbonaceous shale and thin coalbeds.  It ranges from about 950 to 1,300 feet thick with a general thickening toward the southwest area of the Powder River Basin.  The Lebo Shale Member is predominantly medium to dark shale and claystone with varying amounts of interbedded siltstone, light gray, fine-grained to conglomeratic sandstone, brownish carbonaceous shale and thin to thick coalbeds.  The Tongue River Member is about 800 feet thick and consists of interbedded light-gray fine-grained sandstone, siltstone, sandy shale and coalbeds.

The Wasatch Formation unconformably overlies the Fort Union Formation and is the principal surface rock in the greater Reno Creek area.  The formation is upwards of 1,600 feet thick in the vicinity of the Pumpkin Buttes to the west of the project area, but elsewhere less than 1,000 feet are preserved in the basin.  The Wasatch consists of predominantly yellowish-gray, fine-grained to conglomeratic, arkosic sandstone interbedded with siltstone, carbonaceous shale, gray clay-shale, and numerous coal seams.  The sandstones of the lower Wasatch Formation are the host materials for economic sources of uranium mineralization at the Property.

The White River Formation caps Pumpkin Buttes to the west of the project area and is exposed elsewhere in the extreme southern part of the Powder River Basin but has been removed from the remainder of the basin by erosion.  The White River consists of a basal conglomerate up to 60 feet thick made up of igneous and metamorphic rock pebbles and cobbles, overlain by brown, pink, gray and green tuffaceous siltstone, sandstone and conglomerate beds with local beds of limestone and volcanic tephra.  The formation may have been as much as 1,000 feet thick, but only 500 feet remains where present.

The youngest materials in the region are Quaternary alluvial sands and gravel present in the largest river valleys.  In addition, gravel deposits cap many hills and ridges in the greater area.  Much of this material appears to be residual in nature, eroded from once overlying conglomerate of the White River and Wasatch formations.

Figure 7-1

Southwest Reno Creek Property:  Powder River Basin Stratigraphic Column

POWDER RIVER BASIN
SYSTEM
SERIES
GEOLOGIC FORMATIONS
Quaternary
Flood plain alluvium, terrace deposits and aeolian deposits.
Tertiary
Plio-cene
Oligo-cene
White River Formation (not present at project)
Eocene
WASATCH FORMATION (uranium host)
Paleo-cene
Fort Union Formation
Tongue River mbr.
Lebo Shale mbr.
Tullock mbr.
Upper Cretaceous
Lance Formation
Fox Hills Sandstone
Teckla Sandstone
Lewis Shale
Mesa-Verde Formation
Teapot Sandstone mbr.
Parkman Sandstone mbr.
Cody Shale
Sussex Sandstone mbr.
Shannon Shale mbr.
Steele Shale
Niobara mbr.
Sage Breaks mbr.
Frontier Formation
Wall Creek mbr.
Belle Fourche mbr.
"2nd Wall Creek Sand"
Belle Fourche mbr.
Lower Cretaceous
Mowry Shale
Muddy Sandstone
Thermopolis Shale
Inyan Kara Group
Fall River Sandstone
Lakota Formation
Morrison Formation
Jurassic
Sundance Fm.
"Upper Sundance"
"Lower Sundance"
Gypsum Spring Formation
Triassic
Chugwater Group
Popo Agie Formation
Crow Mtn. Sandstone
Alcova Limestone
Red Peak Formation
Goose Egg Formation
Little Medicine Limestone mbr.
Freezeout Shale mbr.
Ervay mbr.
Difficulty Shale mbr.
Forelle Limestone mbr.
Minnekahta Limestone mbr.
Opeche Shale mbr.
Permian
Pennsyl-vanian
Tensleep Sandstone
Amsden Formation
Missis-sippian (part)
Madison Limestone
Drilling Depths to formation tops (feet)
Teckla 7,164 ft
Teapot 7,582 ft
Parkman 7,870 ft
Sussex 8,915 ft
Shannon 9,365 ft
Mowry SS. 11,500 ft
Dakota SS. 11,900 ft

NOTE: No Vertical Scale

Southwest Reno Creek Project

Stratigraphy and Approximate Drilling Depths

Reference: IUC (unpubl., 1998)

7.3

Local and Property Geology

The host for known mineralization at the Property is sandstones of the lower Wasatch Formation of Eocene age.  The Wasatch Formation is a fluvial sedimentary sequence deposited during a period of wet, subtropical climatic conditions (Seeland, 1988).  The major source of the sands was from highlands to the south and southwest that were uplifted by the Laramide tectonic forces.  Sediments were deposited by meandering streams which deposited channel and point bar sediments that fine upwards through the sequence.  In addition to the medium grained sands, there are lesser amounts of overbank deposits of clay and siltstones, carbonaceous shale, and thin coal seams.  The Wasatch Formation at Reno Creek lies nearly horizontal, dipping less than ½° to the northwest.

Sands hosting the uranium mineralization are commonly trough crossbedded, graded sequences fining upward from very coarse at the base to fine grained at the top, representing sedimentary cycles from five to twenty feet thick.  Stacking of depositional cycles resulted in sand bodies up to 200 feet thick.

Alteration of host sandstones in the Reno Creek area was produced by the down-gradient movement of oxidizing, uranium bearing groundwater solutions.  Uranium mineralization was precipitated by the reducing action of pyrite and carbonaceous materials in the gray, reduced sands.  The host sandstones, where altered, exhibit hematitic (pink, light red, brownish-red, orange-red) and limonitic (yellow, yellowish-orange, yellowish-brown, reddish-orange) alteration colors which are easily distinguished from the unaltered medium-bluish gray sands.  Feldspar alteration, which gives a “bleached” appearance to the sands from the chemical alteration of feldspars into clay minerals, is also present.  Limonitic alteration dominates near the “nose” of the roll fronts.  The thickest barren portions of the altered sands are usually brownish-red in color.  The uranium mineralization is contained in typical Wyoming roll-front deposits that are highly sinuous in map view.  The uranium deposits generally do not exceed 30 feet in thickness at the mineralized “nose” area.

Carbon trash is occasionally present in both the altered and reduced sands.  In general, the unaltered sands have a greater percentage of organic carbon (~0.2%) than the altered sands (0.13%) in selected cores (historical data) analyzed.  Carbon in unaltered sands is shiny; while it is dull and flaky in the altered sands.

7.3.1

Local Sedimentary Package

The sedimentary deposits lying beneath the Property are chiefly flood-plain and stream channel materials, but there are also lesser amounts of lacustral and volcanic tuffaceous materials.  These sedimentary deposits dip gently (½°) to the northwest.  The sandstones of the Wasatch Formation are the host rocks for economic important quantities of uranium mineralization at the Property.

The sandstones of the Wasatch were deposited during the period following uplift of the mountain ranges surrounding the Powder River Basin and are composed of debris eroded from these highland areas.  Deposited in basin-margin alluvial fans, main-basin stream channels, lakes, flood plains, and swamps, the Wasatch Formation varies in thickness from a few feet at the basin margins to over 1,500 feet in the central part of the basin.  Depositional processes were influenced by the Eocene climate, which was mostly humid, warm-temperate to sub-tropical in nature (Seeland, 1976, 1988).

The Wasatch is upwards of 1,600 feet thick in the vicinity of the Pumpkin Buttes to the west of the project area, but elsewhere less than 1,000 feet are preserved in the basin.  The Wasatch consists of predominantly yellowish-gray, fine-grained to conglomeratic, arkosic sandstone interbedded with siltstone, carbonaceous shale, gray clay-shale, and numerous coal seams.

7.4

Hydrology

Specific hydrogeologic conditions are necessary for a successful in-situ recovery project.  The uranium deposits must be located in a permeable environment below the water table and the host sand must be hydrogeologically isolated from overlying and/or underlying aquifers.

As noted in the NI 43-101 Technical Report (Snow, 2008) for Strathmore’s Main Reno Creek Property immediately northeast of the SWRC, the uranium deposits there are confined by over and underlying impermeable shales and mudstones.  In addition, the mineralization there was shown to be amenable to in-situ recovery, which was successfully demonstrated in the early 1980s using oxygen/bi-carbonate lixiviants and that the groundwater can be successfully reclaimed.  Although aquifer and ore amenability studies have not been carried out on the SWRC, it is of the author’s opinion that the uranium ores at the SWRC, which are confined to the same sandbearing-host aquifer as the Main Reno Creek Property, will also be amenable to in-situ recovery.

8.

DEPOSIT TYPES

Deposits at SWRC, and within the Pumpkin Buttes Uranium District as a whole where extensive drilling, research and some mining production have occurred, are sandstone-type uranium deposits.  Sandstone-type deposits are irregular in shape, roughly tabular and elongate, and range from thin pods a few feet in width and length, to bodies several tens or hundreds of feet in length.  The deposits are roughly parallel to the enclosing beds, but may form rolls that cut across bedding.  Roll-front deposits are typified by a C-shaped morphology, in which the outside of the “C” extends down-gradient (direction of historical groundwater flow) and the tails of the “C” extend up-gradient.  The tails are typically caught up in the finer sand deposits that grade into the over and underlying mudstones, whereas the heart of the roll-front (ore-grade mineralization) lies within the more permeable and porous sandstones toward the middle of the fluvial deposits.

9.

MINERALIZATION

9.1

Summary

In the Pumpkin Buttes area, almost all important economic uranium deposits occur in the medium- to coarse-grained sand facies of the Wasatch Formation, and specifically within the lower portion of the formation at the Property.  The uranium mineralization occurs as interstitial filling between and coatings on the quartz sand grains in irregular blanket-like bodies at the geochemical boundary or reduction-oxidation (redox) front of ancestral and current groundwater systems.  The main ore minerals in the unoxidized zone are coffinite and pitchblende (a variety of uraninite).  Low concentrations of vanadium (~100 ppm) are associated with the uranium deposits.  Only trace amounts of molybdenum and selenium are found.  Scattered lenses of calcium carbonate cement occur throughout the area, but only rarely contain anomalous uranium (e.g. Snow, 2008).

Uranium mineralization at the Property has accumulated in c-shaped forms or roll-fronts at the edge of oxidized sandstone tongues.  The primary solution-front deposits occur within sandstones, interbedded with lenses of siltstone and claystone.  Even though the top and bottom limbs are mineralized, the uranium content rapidly diminishes in the direction of the altered ground.  The thickness of the ore is controlled by the thickness of the sand bed containing the solution-front.  The maximum dimensions of an ore body are at the leading edge of the solution-front where the altered ground has ballooned out and forms a protrusion down gradient of the original depositing groundwater flow direction (Anderson, 1969).

While in solution, uranium is readily transported and remains mobile as long as the oxidizing potential of the groundwater is not depleted.  When the dissolved uranium is introduced to a reducing environment it is precipitated and deposited at the interface between the oxidizing and reducing environments known as the redox front.  The redox front will progress down gradient as new influxes of oxygenated water redissolve and transport the uranium.  Although groundwater flow through porous sands can be quite fast, it is believed the progression of the redox front is several magnitudes slower.

The SWRC lies within the southeastern extent of the Pumpkin Buttes Uranium District.  Fluvial deposits and uranium mineralization at the Property are similar to others found in the District.  The uranium deposits formed when oxygen-rich groundwater flowed through the granitic-rich arkosic host sediments, dissolving the uranium from matrix into solution.  To a lesser extent, the dissolution by meteoric waters of uranium from inter-formational and overlying tuff beds of the White River Formation was possibly a secondary uranium source into the Wasatch-hosted roll-front deposits.

9.2

Geologic Controls

The Eocene Wasatch Formation is ~500 ft thick in the Property area, and the uranium mineralization is confined to the sandy facies and clay/sand boundaries in the lower part of the formation.  The host is a north-south trending fluvial channel which contains discontinuous clay lenses.  Uranium occurs in sinuous pods along the channel margins or in the interior abutting the clay lenses.  Ore is generally found within thick sand units (~20-100 ft thick), extending from depths of ~250 to 450 ft, and occurring within thick accumulations (up to 30 feet thick) in the more permeable horizons of the sands.  Thin low grade residual deposits are found in the less permeable zones where they are protected from oxidation (e.g. Snow, 2008).

Figure 9-1 below shows a map view of the SWRC Property with ore bodies and mineralized fronts depicted.  Note the very close proximity to the drilled area of the westernmost extent of Strathmore’s Main Reno Creek Property.

Figure 9-1

Southwest Reno Creek Property: Mineralized Ore Body Map

R 74 W
R 73 W
T 43 N
T 42 N
Main Reno Creek Property
NI 43-101 Technical Report
Snow, 2008
Section 36
(State Lease: #0-40866)
Section 31
(Private Lease)
Claim Group
(Secs. 1, 6, 12)
SW Reno Ck Property Boundary
Main Reno Ck Property Boundary
Ore Bodies
Historical Drill Holes
N
Scale 1:32,000
Feet
Strathmore Resources (US) Ltd.
SW Reno Creek Property
T 42-43 N - R 73-74 W
Campbell County, WY
Drafted: T.A. Osier (31Mar08)

10.

EXPLORATION

Exploration methods for sandstone-hosted uranium deposits differ from those methods for other metals.  The uranium deposits at the Southwest Reno Creek Property do not outcrop at the surface and thus require exploratory drilling for discovery and grade/thickness determinations.  Common practice in a virgin area is to drill wide-spaced, random holes to gather geologic information, including alteration bleaching, traces of mineralization and sandstone development.  This information, along with the gamma signature from the logging probe, is used to guide the location of subsequent bore holes.

Strathmore has not yet conducted its own exploration of the Property.  The relevant exploration data for the current Property is the historical drill data as previously discussed.  This data was collected by the previous mining operators using standard exploration drilling over several years time.  The data consists of drill hole location maps, drill hole intercept data and historical resource estimate reports. The data from the historical exploration and development programs is considered reliable as discussed in this report under Sections 6 and 16.

11.

DRILLING

Common practice in the Pumpkin Buttes Uranium District was to drill bore holes using 4 ¾ to 5 ¼ -inch diameter bits by conventional rotary drill rigs circulating drilling mud.  The cuttings were typically collected over 5 ft intervals and laid out on the ground in rows of 20 samples (100 ft) by the driller.  The site geologist examined the cuttings in the field to determine lithology and geochemical alteration.

Upon completion of the drilling, the bore holes were logged, from the bottom of the hole upward, with a gamma-ray, self-potential, and resistivity probe by either a contract logging company or possibly a company-owned logging truck.  In some of the drill holes, after running the log, a drift tool (film-shot) was lowered into the hole for survey at 50 or 100 ft intervals to record drilling deviations from vertical.  Deviations were typically less than 1-3º, and since the dip of the beds is very gentle (½º), the mineralized intercepts recorded represent essentially true thickness.

At least 800 drill holes were previously completed by TVA and their subsidiaries, on what was then a larger land package than the current Property.  On that portion of the SWRC controlled by Strathmore and discussed here, at least 695 bore holes were completed (see Figure 6-1 above) and were used to calculate the new mineral resource estimates (see Section 17).

12.

SAMPLE METHOD AND APPROACH

12.1

Gamma-ray Logs

All of the mineralized intercepts for the historical resource estimates were calculated by the previous operators from the geophysical logs developed from probing of each drill hole.  Each log consisted of gamma-ray, self-potential, and resistivity curves plotted by depth.  The self-potential and resistivity curves are used to define bedding boundaries and for correlation of sandstone units and mineralized zones between bore holes.  The equivalent U3O8 content from the gamma logs were calculated by geologists or engineers using the industry-standard method developed by the Atomic Energy Commission (now the Department of Energy):

For zones greater than 2 feet thick, first pick an upper and lower boundary by choosing a point approximately one-half height from background to peak of gamma anomaly.  Then determine the counts per second (cps) for each half-foot interval, convert the cps to GT (grade times thickness) using the appropriate k-factor for the specific logging unit used, and divide by thickness to obtain %U3O8 (eU3O8).

12.2

Disequilibrium

Disequilibrium defines the disparity between uranium and its naturally occurring radioactive daughter products.  This disparity occurs by either mobilization of the readily soluble uranium from its original site of deposition, leaving the less soluble daughter products behind or from a lack of significant time (approx. 1 million years) for the daughter products to accumulate and reach equilibrium.

Disequilibrium is an important issue because of the way uranium concentration is measured in drill holes.  Uranium is measured indirectly by measuring the amount of gamma-emitting daughter isotopes in the uranium decay series, especially the daughter Bismuth-214.  If some of the uranium has been removed, leaving behind its daughter isotopes, an overestimation of uranium content will be calculated.  Conversely, if new uranium has been transported into the area and not had time to equilibrate, than the uranium concentration will be underestimated (CIM, 2003).

Disequilibrium at Strathmore’s adjacent Main Reno Creek Property was addressed by RME in 1986 (unpublished data) from chemical testing of roughly 150 core holes scattered over the greater area of property controlled by RME at the time (Snow, 2008).  These tests indicated that no serious problems existed and that radiometric and chemical values are very near a one to one ratio, tending toward enrichment where mineralized intercept grades are ≥ 0.05% eU3O8.  Although several core holes were drilled on the Property, details of disequilibrium of the SWRC ore were not located in the available database.  The author expects similar results for the potential of disequilibrium of the SWRC ore as those found by RME at the Main Reno Creek Property.

12.3

Drill Cuttings

Drill cuttings are useful for mapping alteration and in conjunction with the geophysical logs for lithologic mapping, but are too dilute to analyze for uranium content.  The lithologic logs were not located for review in the database.

13.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

The data available is historical in nature.  As previously discussed in Section 6, the data is considered reliable and accurate for the purpose of completing and reporting mineral resource estimates.

14.

DATA VERIFICATION

The radiometric drill data was drafted on 1:1,200 scale drill maps and included collar elevation, depth to top of the mineralization, thickness of mineralization, grade of mineralization and depth of the bore hole.   Drill-hole locations were digitized for the coordinate locations of each bore hole, and the resulting drill maps were confirmed for accuracy by overlaying with the historical drill maps.

15.

ADJACENT PROPERTIES

The nearest mineral rights held by Strathmore are located approximately 0.25 miles to the east of the Property.  This nearby property, the Main Reno Creek Property, was the subject of a recently published (January 10, 2008) NI 43-101 Technical Report written by the author and titled “Reno Creek Uranium Property, Campbell County Wyoming”.  There, the author estimated the following resources (using the same polygonal method and cutoff parameters as used in this report: 0.03% at 0.3GT):

Table 15-1      Main Reno Creek Property: NI 43-101 Resource Estimates

Resource	Tons	Grade %	Pounds	Ave. Thickness	Ave. GT
Measured	3,133,271	0.068	4,286,779	12.3	0.84
Indicated	2,544,658	0.062	3,146,720	11.5	0.71
TOTAL (M+I)	5,677,929	0.065	7,433,499	11.9	0.78
Inferred	2,633,800	0.065	3,406,771	13.2	0.86

This report does not cover these and other nearby properties controlled by Strathmore in the Pumpkin Buttes Uranium District.

16.

MINERAL PROCESSING AND METALLURGICAL TESTING

As best to the author’s knowledge, no known metallurgical tests were carried out on SWRC uranium ores by TVA and its subsidiaries.  The author does refer the reader to Strathmore’s NI 43-101 Technical Report for the Main Reno Creek Property (Snow, 2008) for details of metallurgical testing and leach-amenability studies successfully carried out by RME for mineralized ore from that nearby property.  The author believes similar results as those presented in that report will be found for the SWRC ores.

17.

MINERAL RESOURCE AND MINERAL RESERVES ESTIMATES

No economic evaluation of the SWRC mineralization described herein was completed.  Thus, the estimates that follow are solely mineral resource estimates as defined by the NI 43-101 guidelines.

The SWRC uranium deposits can be reported as measured and indicated mineral resources based on the fact that the deposit was drilled on a spacing of approximately 50-100 feet within, and 200 feet between, fence lines along the main uranium ore trends.  Drill holes outside of the main trends reach a spacing of 200-400 feet and provide sufficient detail to report additional inferred resources for the Property.

The mineral resource estimates shown below in Table 17-1 were calculated using the polygonal method, also known as areas of equal influence (AOI).  The resource blocks (AOI polygons: see Figure 17-1) were generated using perpendicular bisectors halfway between adjoining samples (e.g. Popoff, 1966; Sandefur and Grant, 1976; Parker, 1990, for resource estimation methods).  695 drill holes were used in drafting the AOI polygons (321 holes, Section 36; 374 holes, Claim Group).  The AOI of each polygon was limited by adjoining drill holes, the property boundary, and/or by the maximum capped size of the resources’ AOI.  Criteria for the mineral resources generated follows:

Measured Resource:  AOI is capped at 10,000 ft2.  (AOI of 100ft x 100ft: represents ≤ 100 ft drill hole spacing).

Indicated Resource:  AOI is capped at 30,000 ft2.  The Indicated resource is computed by subtracting the Measured AOI resource (AOI of 200ft x 200ft: represents ≤ 200 ft drill hole spacing).

Inferred Resource:  AOI is capped at 120,000 ft2.  The Inferred Resource is computed by subtracting the Measured and Indicated AOI resources (AOI of 400ft x 400ft:  represents area outside of 200 ft but within 400 ft drill hole spacing).

From the historical drill-hole location maps and the accompanying mineralized intercept data, thickness and grade of each mineralized intercept were assigned to each polygon for computing tonnage.  A tonnage factor of 16 cubic feet per ton and a minimum grade of 0.03% eU3O8 were used.  The resource calculation is reported using a grade x thickness (GT) product of 0.3.  The grade cutoff and the GT product were selected because it is recognized that low grade, thick deposits can be successfully mined using ISR extraction methods.  A weighted-average thickness and weighted-average grade were also computed, both relative to tonnage.

Table 17-1      Mineral Resources: Measured, Indicated and Inferred

Claim Group (Secs. 1, 6, 12): Resource Estimates

Resource	Tons	Grade %	Pounds	Ave. Thickness	Ave. GT
Measured	629,294	0.076	954,811	11.1	0.84
Indicated	1,034,044	0.067	1,382,388	11.5	0.77
TOTAL (M+I)	1,663,338	0.070	2,337,199	11.4	0.80
Inferred	751,389	0.059	887,184	10.8	0.64

Section 36 (State Lease): Resource Estimates

Resource	Tons	Grade %	Pounds	Ave. Thickness	Ave. GT
Measured	303,180	0.071	430,214	11.0	0.78
Indicated	624,424	0.061	759,082	11.8	0.71
TOTAL (M+I)	927,604	0.064	1,189,296	11.5	0.74
Inferred	411,740	0.053	440,450	12.6	0.67

SWRC Property: Combined Resource Estimates

Resource	Tons	Grade %	Pounds	Ave. Thickness	Ave. GT
Measured	932,474	0.074	1,385,025	11.1	0.82
Indicated	1,658,469	0.065	2,141,470	11.6	0.75
TOTAL (M+I)	2,590,943	0.068	3,526,495	11.4	0.78
Inferred	1,163,130	0.057	1,327,635	11.4	0.65

The resulting new resource estimates show that considerable amounts of uranium are located on the Property.  This combined with the historically extensive permits and reports generated over the years for Strathmore’s Main Reno Creek Property immediately to the east (see Snow, 2008), including the successful operation/reclamation of a pilot in-situ recovery plant there, shows that the SWRC is a property of merit and serious consideration should be given to future production of its uranium assets.

Figure 17-1

Southwest Reno Creek Property:  Mineral Resource Polygon Map

R 74 W
R 73 W
T 43 N
T 42 N
Main Reno Creek Property
NI 43-101 Technical Report
Snow, 2008
23
24
19
20
21
26
25
30
29
28
35
36
31
32
33
2
1
6
5
4
11
12
7
8
9
14
13
18
17
16
SW Reno Ck Property Boundary
Main Reno Ck Property Boundary
Historical Drill Holes
AOI Resource Polygons
N
0 750 1,500 3,000 4,500 6,000 Feet
Scale 1:32,000
Strathmore Resources (US) Ltd.
SW Reno Creek Property
T 42-43 N - R 73-74 W
Campbell County, WY
Drafted: T.A. Osier (31Mar08)

18.

OTHER RELEVANT DATA AND INFORMATION

18.1

Exploration Potential

In the author’s opinion, there is excellent potential for discovery of additional uranium mineralization on the Southwest Reno Creek Property, especially on the Section 31 private lease.

18.2

In-situ Recovery Consideration

The SWRC is considered a viable target for in-situ recovery of the uranium ore.  The ore is at depths of 270-450 feet, lying beneath the local water table within permeable sandstones confined by bounding shale and mudstone.  Significant permitting and research studies were performed over the years by the previous operators on Strathmore’s adjacent Main Reno Creek Property to bring that property to production, including successful operation and reclamation of a pilot in-situ recovery plant that showed bicarbonate lixiviant can be used to leach the uranium.  Several of these studies and their findings were discussed above (Sections 6 and 16) and are available in more detail in Snow (2008).

18.3

Strathmore Minerals and American Uranium Corp Inc. Joint Venture Agreement

On May 17, 2007, Strathmore announced it entered into a binding agreement with American Uranium Corporation Inc. (OTC BB: AUUM.OB {AUUM}), a Nevada corporation, to explore and develop the Southwest Reno Creek and other nearby properties (altogether called Pine Tree-Reno Creek Property) owned by Strathmore in the Pumpkin Buttes Uranium District.  The following details the JV agreement as modified on January 14, 2008:

•

AUUM will reimburse 100% of all reasonable expenditures incurred by Strathmore relating to the Pine Tree-Reno Creek Project to a maximum of $300,000, plus any additional funds spent by Strathmore for the purpose of acquiring any additional property leases from the date of the Letter of Intent to the closing of the JV agreement;

•

AUUM will issue to Strathmore 6,000,000 common shares in the capital stock of AUUM;

•

Once AUUM has spent a total of $12,375,000, AUUM will have earned an initial 22.5% interest in the Pine Tree-Reno Creek Project;

•

AUUM will incur a total of $33,000,000 in expenditures on the Pine Tree-Reno Creek Project over a 6 year period, subject to the Project having at least 13 million pounds of U3O8;

•

Following the third anniversary of the closing date, Strathmore will retain an independent third party firm to calculate the resource.  If the third party evaluation is less than 13 million pounds of U3O8, then the remaining $28 million that AUUM must spend on the Project between the 3rd and 6th anniversary of closing will be reduced proportionately;

•

Strathmore will remain operator of the Project until AUUM has completed its 60% earn-in commitment.

19.

INTERPRETATIONS AND CONCLUSIONS

From a review of all the available data, it is concluded that the exploration drilling, log interpretation, map posting and the new resource calculations presented herein are consistent when compared to the historical resources calculated by RAMC and TVA.  In the author’s opinion, all historical data was produced in a professional, accurate and competent manner.  It is also concluded that there is a very good potential to drill additional mineralization on the Property, especially on the Section 31 private lease.

20.

RECOMMENDATIONS

Strathmore’s Southwest Reno Creek Property is a project of merit and justifies additional work.  It is recommended to perform work to determine the economic viability and to convert the Measured, Indicated and Inferred Mineral Resources to Mineral Reserves.  The amenability of Strathmore’s nearby Main Reno Creek ore deposits to in-situ recovery was successfully shown in the past and detailed in the author’s (Snow, 2008) NI 43-101 technical report for that Property.  The recovery of the uranium at SWRC via in-situ commercial production should be seriously considered.  It is also recommended to:

1.

Acquire any additional drill logs and other pertinent data not currently held by Strathmore that may be available for the Property.

2.

Perform metallurgical studies of the ore-bearing sandstone including the collection of core samples for amenability leach studies.

3.

Perform necessary mine permitting activities (floral/faunal, cultural, etc) and hydrologic studies including pump tests and determination of current ground water levels and qualities.

4.

Acquire additional properties of interest to consolidate Strathmore’s holdings.

5.

Test by drilling the western half of Section 31 for continuity of uranium mineralization from the west, south and northeast.

6.

Complete a bankable feasibility study for a planned in-situ recovery operation (satellite and/or centralized facility).

21.

REFERENCES

Anderson, D.C., 1969, Uranium Deposits of the Gas Hills, in Parker, R.B., editor, Contributions to Geology, Wyoming Uranium Issue: University of Wyoming, Laramie, Vol. 8, No. 2, Plate 1, p. 93-103.

CIM, 2003, CIM Definition Standards on Mineral Resources and Mineral Reserves for 43-101 and 43-101F Reporting; available on www.cim.org: Canadian Institute of Mining Council, Adopted November 14, 2004,10p.

Costello, David, F., 1954, Important Species of the Major Forage Types in Colorado and Wyoming: Ecological Monographs, Vol. 14, p. 107-134.

Dames and Moore, 1978 (unpublished), Reno Ranch R&D Literature Search Report for Rocky Mountain Energy Company (March 31, 1978).

Dice, Lee, R., 1943, The Biotic Provinces of North America: University of Michigan Press, Ann Arbor, MI, 78p.

Parker, H.M., 1990, Reserve Estimation of Uranium Deposits, in Kennedy, B.A., ed., Surface Mining 2nd Edition, Society for Mining, Metallurgy, and Exploration, Inc, Littleton, CO, Chapter 3.4.2, p. 355-375.

Popoff, C.C., 1966, Computing Reserves of Mineral Deposits: Principles and Conventional Methods: U.S. Bureau of Mines Information Circular IC 8283, 113p.

Porter, C.L., 1962, A Flora of Wyoming: Agricultural Experiment Station Bulletin # 402, University of Wyoming, Laramie, 39p.

Sandefur, R.L., and Grant, D.C., 197, Preliminary Evaluation of Uranium Deposits.  A Geostatistical Study of Drill Density in Wyoming Solution Fronts, in Exploration for Uranium Deposits: International Atomic Energy Agency, Vienna, p. 695-714.

Seeland, D., 1976, Relationships between early Tertiary Sedimentation Patterns and Uranium Mineralization in the Powder River Basin: Wyoming Geological Association Guidebook, 28th Field Conference, p. 221-230.

Seeland, D, 1988, Laramide Paleogeographic Evolution of the Eastern Powder River Basin, Wyoming and Montana, in Diedrich, R.P., Dyka, M.A.K., and Miller, W.R., eds., Eastern Powder River Basin-Black Hills: Wyoming Geological Association Guidebook, 39th Field Conference, p. 29-34.

Snow, C.D., 2008, Reno Creek Uranium Property, Campbell County Wyoming:  NI 43-101 Compliant Mineral Resource Technical Report, 55p., Available at www.sedar.com and www.strathmoreminerals.com

Wyoming Department of Environmental Quality, 1980, Water Quality Rules and Regulations Chapter VIII, Quality Standards for Wyoming Groundwaters, April, 1980.

22.

CERTIFICATE OF QUALIFICATION